SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

                Financial Statements

                Embratel Participações S.A.

                June 30, 2005

                With Report of Independent Auditors on Limited
                Review of Quarterly Information - ITR

EMBRATEL PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

June 30, 2005

A free translation from Portuguese into English of Report of Independent Auditors on Limited Review expressed in Brazilian currency in accordance with accounting practices adopted in Brazil.

REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEW

To the Board of Directors and Shareholders
Embratel Participações S.A.

1.
We have carried out a limited review of the financial statements of Embratel Participações S.A. for the six-month period ended June 30, 2005, including the balance sheet, the statement of income, comments on the Company’s performance and other relevant information, parent company and consolidated, all prepared in accordance with accounting practices adopted in Brazil.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board - CFC, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operating matters of the Company relating to the procedures adopted for preparing the Quarterly Information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

3.
Based on our limited review, we are not aware of any material modification that should be made to the financial statements referred to in paragraph 1 for them to be in accordance with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, in accordance with specific regulations established by the Brazilian Securities and Exchange Commission - CVM.

4.
The financial statements for the six-month period ended June 30, 2004, presented for comparative purposes, were reviewed by other independent auditors, whose limited review report thereon, was dated July 20, 2004.

Rio de Janeiro, July 25, 2005

     ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

Pedro Lucio Siqueira Farah	Fernando Alberto S. de Magalhães
Accountant CRC-1SP 097.880/O-3-S – RJ	Accountant CRC-1SP 133.169/O-0-S – RJ

A free translation from Portuguese into English of Limited Review of Quarterly Information expressed in Brazilian currency in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

     BALANCE SHEETS
June 30 and March 31, 2005
(In thousands of Brazilian reais)

		Unaudited

		Company		Consolidated

		June	March	June	March
ASSETS	Notes	30, 2005	31, 2005	30, 2005	31, 2005

CURRENT		26,154	10,991	2,744,708	3,123,677

Cash and cash equivalents	13	17,075	3,544	670,609	930,716
Trade accounts receivable	14	-	-	1,507,983	1,605,493
Deferred and recoverable taxes	15	9,050	7,433	335,110	332,998
Inventories		-	-	41,290	49,040
Related parties assets	26	-	-	1,782	3,415
Other current assets		29	14	187,934	202,015

NONCURRENT		12,516	12,516	1,538,756	1,565,213

Deferred and recoverable taxes	15	-	-	1,293,220	1,315,681
Deposits in court		12,516	12,516	212,332	214,466
Other noncurrent assets		-	-	33,204	35,066

PERMANENT		6,624,477	5,015,624	6,729,701	6,618,685

Investments	16	6,624,477	5,015,624	661	701
Property, plant and equipment	17	-	-	6,644,616	6,529,618
Deferred assets	18	-	-	84,424	88,366

TOTAL ASSETS		6,663,147	5,039,131	11,013,165	11,307,575

		Unaudited

		Company		Consolidated

		June	March	June	March
LIABILITIES	Notes	30, 2005	31, 2005	30, 2005	31, 2005

CURRENT		163,178	110,999	2,818,486	4,347,255

Accounts payable and accrued expenses	19	41	234	1,069,793	1,086,417
Taxes and contributions	20	208	28	566,930	533,143
Loans and financing	21	-	-	437,478	2,000,676
Dividends		12,291	12,295	12,291	35,590
Personnel, charges and social benefits		-	-	78,857	72,170
Employees’ profit sharing		-	-	14,947	47,396
Provision for contingencies	23	-	-	494,789	460,154
Actuarial liability – Telos	24	-	-	65,893	66,697
Other current liabilities		150,638	98,442	77,508	45,012

NONCURRENT		13,431	63,091	1,336,952	1,725,641

Loans and financing	21	-	-	914,812	1,302,091
Actuarial liability – Telos	24	-	-	372,432	373,779
Taxes and contributions	20	12,516	12,516	48,793	48,856
Related party liabilities	26	-	49,660	-	-
Sundry credits and other liabilities		915	915	915	915

DEFERRED INCOME		-	-	145,257	141,523

MINORITY INTERESTS		-	-	225,925	228,115

SHAREHOLDERS' EQUITY AND FUNDS
FOR CAPITAL INCREASE		6,486,538	4,865,041	6,486,545	4,865,041

SHAREHOLDERS' EQUITY	25	6,486,538	4,570,121	6,486,538	4,570,121

Capital stock paid-in		4,096,713	2,273,913	4,096,713	2,273,913
Revenue reserves		2,268,675	2,268,675	2,268,675	2,268,675
Treasury shares		(14,013)	(14,326)	(14,013)	(14,326)
Retained earnings		135,163	41,859	135,163	41,859

Advances for future capital increase (“AFAC”)	25	-	294,920	7	294,920

TOTAL LIABILITIES, SHAREHOLDERS' EQUITY
AND FUNDS FOR CAPITAL INCREASE		6,663,147	5,039,131	11,013,165	11,307,575

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
For the first half year ended June 30, 2005 and 2004
(In thousands of Brazilian reais, except for net income (loss) per thousand outstanding shares)

		Unaudited

		Company		Consolidated

		June 30,

	Notes	2005	2004	2005	2004

GROSS OPERATING REVENUE
Telecommunications services and equipment sales		-	-	4,962,626	4,887,183
Gross revenue deductions		-	-	(1,207,161)	(1,187,721)

Net operating revenue	5	-	-	3,755,465	3,699,462
Cost of services and goods sold	6	-	-	(2,540,938)	(2,529,775)

Gross profit		-	-	1,214,527	1,169,687

OPERATING INCOME (EXPENSE)		128,839	(61,763)	(865,887)	(956,477)

Selling expenses	7	-	-	(427,817)	(432,679)
General and administrative expenses	8	(2,090)	(3,454)	(461,578)	(634,658)
Other operating income, net	9	10	26	23,508	110,860
Equity pick-up and provision for losses on
subsidiaries’ investments		130,919	(58,335)	-	-

OPERATING INCOME BEFORE
FINANCIAL INCOME (EXPENSE)		128,839	(61,763)	348,640	213,210
Financial income (expense)	10	9,964	701	(66,856)	(322,082)

OPERATING INCOME		138,803	(61,062)	281,784	(108,872)
Extraordinary non-operating income – ILL	11	-	-	-	106,802
Other non-operating income (expense), net		-	-	11,382	(4,326)

INCOME BEFORE TAXES AND
MINORITY INTEREST		138,803	(61,062)	293,166	(6,396)
Income tax and social contribution	12	(1,864)	2,472	(134,446)	(38,108)
Minority interest		-	-	(21,875)	(15,083)

NET INCOME (LOSS) FOR THE PERIOD		136,939	(58,590)	136,845	(59,587)

QUANTITY OF OUTSTANDING SHARES
(IN THOUSANDS)		757,066,547	331,974,095

NET INCOME (LOSS) PER THOUSAND
OUTSTANDING SHARES IN R$		0,18	(0,18)

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

1. Background and Operations

Embratel Participações S.A. (“Embrapar” or “Company”) was incorporated in accordance with article 189 of Law 9,472/97 – General Telecommunications Law, based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was approved based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in the Company at a public auction at the Rio de Janeiro Stock Exchange on July 29, 1998, to Startel Participações Ltda., a Brazilian subsidiary of WorldCom, Inc. (“MCI”).

On July 23, 2004, the operations subject to the contract executed by MCI and Teléfonos de México, S.A. de C.V. (“Telmex”) were concluded. The latter company was established and exists in accordance with the laws of Mexico. Telmex acquired through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC all of the interest, direct and indirect by MCI of the share capital of Startel Participações Ltda. and New Startel Participações Ltda., parent companies of the Company. The U.S. Bankruptcy Court Judge authorized this operation in the second half of 2004. Approval by Anatel – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of the Company on July 23, 2004.

On December 13, 2004, an auction was held on the São Paulo State Stock Exchange – BOVESPA, for the public offer for the acquisition of shares in the Company to relinquish control (“OPA”), conducted by Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC), which acquired 47,841,438 thousand shares of additional common stock, thereby increasing its stake in the Company to 90.25% of common stock (33.57% of total capital).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

On May 3, 2005, the Company concluded the shares offering process, increasing its capital to R$4,096,713, corresponding an emission of 157,658,651 thousand common shares and 266,248,325 thousand preferred shares, increasing the Telmex’s indirect interests in the Company from 90.25% to 95.14% .

On May 23, 2005, the Board of Directors authorized the management to take the necessary measures for developing economic-financial feasibility studies and analysis in order to assess the possibility of the eventual acquisitions by the Company of (i) all of the capital stock of Telmex do Brazil Ltda., and (ii) an equity stake equivalent to 37.11% of the capital stock of Net Serviços de Comunicação S.A., held by Telmex.

As a result of the potential acquisitions, Telmex should receive new common shares to be issued by the Company, as a consequence of the capital increase approved for absorbing the assets and liabilities of the merged companies.

The Company’s management believes that the acquisition is in compliance with its policy of developing alternatives for expanding its business lines, seeking not only to increment its share in the areas where it already has a consolidated presence, but also its expansion to other segments of the Telecommunications market in Brazil.

The Company holds 98.99% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), which primarily provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concessions authorized by the Federal Government, which will expire on December 31, 2005. The assured right of renewing this concessions for an additional 20-year term, at cost to the Company, and subject to Anatel’s regulations, is to meet 2005 universal target.

The Company also holds 100.00% of the capital of Vésper Holding S.A. and Vésper Holding São Paulo S.A., as well as the respective subsidiaries (Vésper S.A. and Vésper São Paulo S.A., providers of telecommunication services). Until May 26, 2005, the latter two companies were local competitors in São Paulo (Region III) and the North and Northeast (Region I) regions of Brazil. The local telephone service operations were provided in 17 states and their licenses covered 76% of the Brazilian population. According to Act No. 40,812/2003 of Anatel, it would be necessary to eliminate all overlapping of service areas of types of services derived from the transfer of the Vésper Holding S.A. and Vésper Holding São Paulo S.A. to the Company within 18 months following the publication of this act (November 25, 2003).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

For such reason, on May 27, 2005, based on Anatel act n° 51,119/2005, the authorizations to operate switched fixed telephony services held by Vésper S.A. and Vésper São Paulo S.A. were consolidated with the authorizations hold by Embratel for operate the same type of service (Note 17). As a result to offering a choice of local telecommunications provider to corporate customers, this acquisition served to strengthen and expand Embratel strategy of offering local telephone service and broadband access to small companies and the residential market.

The Company is studying the spin-off of the subsidiary CT Torres Ltda., acquired on March 2, 2004 by Embratel, whose fixed assets comprise 622 communication towers, belonging up to December 2, 2003 to Vésper S.A. and Vésper São Paulo S.A., and an incorporation of the spun off parts into the subsidiaries Vésper S.A. and Vésper São Paulo S.A.

On November 1, 2000, Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communications services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) radio and television broadcasting. On the date of its incorporation, all terms related to the Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for 15 years under onerous title subject to regulation by Anatel.

The operations of the Company and its subsidiaries are regulated by Anatel, the Brazilian telecommunications market regulatory agency, pursuant to Law No. 9,472, of July 16, 1997 and related regulations, decrees, decisions and plans.

2. Presentation of the Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s Management and were prepared in accordance with the accounting practices adopted in Brazil, which include the accounting practices established by the Brazilian Corporate Law, regulations applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários).

Certain reclassifications were performed in the financial statements for the semester ended June 30, 2004 to make them consistent with the presentation of the current period.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

3. Principal Accounting Practices

The financial statements were prepared using accounting practices and principles consistent with those of the financial statements as of December 31, 2004, published on March 28, 2005.

In addition to the accounting practices mentioned above, the Company is quotaholder of an exclusive investment fund, whose portfolio of marketable securities and liabilities have been consolidated as from this quarter.

The fund’s marketable securities integral to the portfolio investment funds are acquired to be frequently and actively negotiated, and in compliance with specific rules set forth by the Central Bank of Brazil, are classified as trading securities and carried at market value determined by the administrator, with realized and unrealized gains and losses recorded in the statement of income.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and non-current asset and liabilities balances and the amount of shareholders’ minority interest of has been separated in the results and shareholders’ equity of the subsidiaries.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

The consolidated financial statements of June 30 and March 31, 2005 include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

%

Empresa Brasileira de Telecomunicações S.A. – Embratel	99.0
Star One S.A.	80.0
BrasilCenter Comunicações Ltda.	100.0
Click 21 Comércio de Publicidade Ltda.	100.0
Vésper Holding S.A.	100.0
Vésper Holding São Paulo S.A.	100.0
CT Torres Ltda.	100.0
Gollum Investments, Inc.	100.0
Embratel Americas, Inc. (1)	100.0
Embratel Chile S.A. (1)	100.0
Embratel Internacional S.A. (1)	100.0
Embratel Uruguay S.A. (1)	100.0
Palau Telecomunicações Ltda. (1)	100.0
Avantis Investments, Inc. (1)	100.0
Ponape Telecomunicações Ltda. (1)	100.0

(1)	The Board of Directors approved the liquidation/dissolution of these Companies, but the dissolution process is still in progress.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

5. Net Operating Revenue

	Consolidated

	June 30,

	2005	2004

Voice
Domestic long distance	2,052,799	2,062,450
International long distance	360,355	390,709

	2,413,154	2,453,159
Data & Internet
Corporate and other	783,611	780,994
Telecommunications companies	101,961	65,960

	885,572	846,954

Local services	316,929	291,330

Other services (1)	139,810	108,019

Total	3,755,465	3,699,462

(1)	Refers mainly to revenues from the transmission of television and radio, telex and mobile satellite communication services.

6. Cost of Services and Goods Sold

	Consolidated

	June 30,

	2005	2004

Interconnection/facilities	(1,761,460)	(1,690,885)
Depreciation and amortization	(454,453)	(499,663)
Personnel	(124,082)	(123,822)
Third-party services (1)	(130,959)	(124,672)
Other	(69,984)	(90,733)

Total	(2,540,938)	(2,529,775)

(1)	Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

7. Selling Expenses

	Consolidated

	June 30,

	2005	2004

Allowance for doubtful accounts	(191,952)	(184,417)
Personnel	(133,179)	(131,399)
Third-party services (1)	(98,272)	(111,139)
Depreciation and amortization	(1,675)	(1,645)
Other	(2,739)	(4,079)

Total	(427,817)	(432,679)

(1)	These mainly refer to marketing and advertising, assistance and consulting services.

8. General and Administrative Expenses

	Company		Consolidated

	June 30,

	2005	2004	2005	2004

Third-party services (1)	(1,752)	(3,195)	(225,815)	(285,311)
Depreciation and amortization	-	-	(81,788)	(81,176)
Personnel (2)	(295)	(135)	(62,946)	(181,062)
Taxes	(41)	(122)	(40,133)	(35,629)
Employees’ profit sharing	-	-	(18,388)	(25,564)
Other	(2)	(2)	(32,508)	(25,916)

Total	(2,090)	(3,454)	(461,578)	(634,658)

(1)	Refer to maintenance, conservation and cleaning expenses as well as those for public utilities and information technology, printing and postage of telephone bills, auditing, assistance and consulting.

(2)	On June 2004, personnel expenses include approximately R$92,000 paid to executives as indemnity, in accordance with the “Plan for Retention of Executives and Strategic Employees”, held by the subsidiary Embratel since 2000.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

9. Other Operating Income, Net

	Consolidated

	June 30,

	2005	2004

Interconnection cost recovery (1)	-	65,647
FUST recovery (Note 15.b)	-	37,902
ICMS recovery	13,839	14,124
Agreement with operators (Note 28)	42,749	-
Provision for contingencies (Note 23)	(46,895)	(11,377)
Others	13,815	4,564

Total	23,508	110,860

(1)	In view of the decision by the Special Tribunal of the Higher Court of Justice, issued in a session held on July 1, 2004, which supported the Company’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, the subsidiary Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

10. Financial Income (Expense)

	Company		Consolidated

	June 30,

	2005	2004	2005	2004

Financial income
Interest on temporary investments	14,717	962	131,902	158,635
Monetary variation - credit	-	-	(28,450)	956
Exchange variation - assets accounts	-	249	(30,750)	42,319

Subtotal	14,717	1,211	72,702	201,910

Financial expense
Financial charges	(4,753)	(510)	(253,984)	(307,375)
Monetary variations – charge	-	-	(1,665)	(15,765)
Exchange variations – liabilities accounts	-	-	116,091	(200,852)

Subtotal	(4,753)	(510)	(139,558)	(523,992)

Total	9,964	701	(66,856)	(322,082)

In the first semester of 2005, the US dollar devalued by 11.45% (valued by 7.56% in the same period of 2004) against to the Brazilian real, and thus, the Company recorded an exchange variation income in the period and exchange variation expense in the same period of 2004, net from results on hedge contracts recorded during the period (expense of R$106,884 and income of R$18,071 in 2005 and 2004, respectively).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

11. Extraordinary Non-Operating Income - ILL

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL – Imposto sobre o Lucro Líquido) and, during this period, the Company’s subsidiary Embratel regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other taxpayers to go to court. In 1999 the subsidiary Embratel filed a lawsuit and obtained an injunction in order to get a tax credit. This amount was offset against income tax payable of such subsidiary from May 1999 to July 2001.

In 2002, the subsidiary Embratel, based on final decision by the Higher Courts, recognized the revenue corresponding to the principal amount of the aforementioned liability, under the caption “Extraordinary Non-operating Income”. The revenue of R$106,802 corresponding to the purge of inflationary gains was recognized in the second quarter of 2004 under the same caption, after the final decision that was issued by the Higher Court of Justice.

12. Income Tax and Social Contribution on Profits

The Company and its subsidiaries are subject to corporate income tax - IRPJ and social contribution on profits - CSSL based on taxable income and have chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose. The amounts prepaid of IRPJ and CSSL are recorded as Income Tax and Social Contribution and are presented as a deduction from the respective taxes payable in the financial statements (Note 20).

The provision for income tax is calculated based on taxable income at a rate of 15% plus a 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

On June 30, 2005, Embratel had R$1,036,610 of tax losses carryforward (R$1,059,891 on June 30, 2004) and R$914,986 negative basis of social contribution (R$934,011 on June 30, 2004), that will be offset according to Law 8,981, which limited offsetting of accumulated tax losses and negative bases for social contribution to 30% of taxable income generated in each fiscal year.

On June 30, 2005, the subsidiaries Vésper Holding S.A. and Vésper Holding São Paulo S.A. and their subsidiaries had together tax losses carryforward and negative bases of social contribution of R$3,726,762 and R$3,731,313, respectively (R$2,992,610 and R$2,995,119, respectively, on June 30, 2004). Due to the fact that these companies did not present taxable income, as well as due to uncertainties regarding the realization thereof, the respective tax credits have not been recognized.

12.1. Income tax and social contribution income (expenses)

Income tax and social contribution expenses include the current expense, computed in accordance with current tax legislation, and deferred expense calculated on the temporary differences arising or realized in the year, tax losses carryforward and negative bases of social contribution. The consolidated deferred income tax and social contribution expense, recorded for the first semester of 2005, totaled R$69,772 (income of R$8,220 in the same period ended in 2004), resulting from the allowance of doubtful accounts, tax losses carryforward and other temporary non-deductible expenses as well as other temporary non-taxable income (Note 15).

Breakdown of income tax and social contribution income (expense):

	Company		Consolidated

	June 30,

	2005	2004	2005	2004

Current
Social contribution	(496)	-	(16,802)	(12,198)
Income tax	(1,368)	-	(47,872)	(34,130)

Total current	(1,864)	-	(64,674)	(46,328)

Deferred
Social contribution	-	654	(18,260)	2,253
Income tax	-	1,818	(51,512)	5,967

Total deferred	-	2,472	(69,772)	8,220

Total income (expense)	(1,864)	2,472	(134,446)	(38,108)

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

The current income tax and social contribution expense reported in the consolidated statements of income for the first semester of 2005 and 2004 are mainly attributable to Star One subsidiary.

12.2. Reconciliation of tax income (expenses) with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	June 30,

	2005	2004	2005	2004

Income (loss) before taxes and minority interest	138,803	(61,062)	293,167	(6,396)

Tax expense at nominal rate – 25%	(34,701)	15,266	(73,292)	1,599
Adjustments to obtain the effective rate:
IRPJ on amortization of goodwill on merger	-	-	(3,306)	(3,306)
Unrecorded tax credits owed to CVM 371 (1)	-	(682)	(16,011)	(18,373)
Favorable decision on ILL lawsuit	-	-	-	9,757
Equity pickup and provision for losses on subsidiaries’
investments	32,730	(14,584)	-	-
Permanent additions (exclusions) (2)	603	1,818	(6,775)	(17,840)

IRPJ credits (expenses) in the statements of income	(1,368)	1,818	(99,384)	(28,163)

Social contribution expense at nominal rate – 9%	(12,492)	5,496	(26,385)	576
Adjustments to obtain the effective rate:
CSSL on amortization of goodwill on merger	-	-	(1,190)	(1,190)
Unrecorded tax credits owed to CVM 371 (1)	-	(245)	(5,764)	(6,614)
Favorable decision on ILL lawsuit	-	-	-	3,513
Equity pickup and provision for losses on subsidiaries’ investments	11,783	(5,250)	-	-
Permanent additions (exclusions) (2)	213	653	(1,723)	(6,230)

CSSL credits (expenses) in the statements of income	(496)	654	(35,062)	(9,945)

Total of income tax and social contribution	(1,864)	2,472	(134,446)	(38,108)

(1)	This basically refers to the losses incurred by the subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A., on which no tax credits were established due to the uncertainties involved in the realization of them.

(2)	Sundry permanent additions (exclusions) at the consolidated statements of 2004, correspond mainly, to the expenses related with the plan for retention of executives (Note 8).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

13. Cash and Cash Equivalents

	Company		Consolidated

	June	March	June	March
	30, 2005	31, 2005	30, 2005	31, 2005

Cash and bank deposits	40	84	123,682	188,521
Foreign short-term investments		-	50,757	80,209
Financial investment fund
Public securities (LFT and LTN)	14,943	2,931	434,598	558,381
Bank Certificates of Deposit (CDB)	2,161	567	62,834	107,933

	17,104	3,498	497,432	666,314
Bank Certificates of Deposit (CDB)		-		627
Provision for income tax	(69)	(38)	(1,262)	(4,955)

Total	17,075	3,544	670,609	930,716

The Company’s marketable securities are represented primarily by investments in an investment funds, in quotes of exclusive investment funds.

This investments fund, composed by private investment funds, it’s destined to the Company and related companies or that have authorization to participate of fund, was constituted by mutual funds with undetermined term. The investments in investment funds have daily liquidity. The portfolio administration of investment is made by external managers who follow the politicians of investments determined by the Company.

The financial assets included in funds portfolio are recorded, conform applicable, at Special System for Settlement and Custody – SELIC, Clearing House for the Custody and Financial Settlement of Securities – CETIP or at Brazilian Mercantile & Futures Exchange – BM&F.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

14. Trade Accounts Receivable

	Consolidated

	June	March
	30, 2005	31, 2005

Voice services	2,548,983	2,683,275
Data, telecommunications companies and other services	598,439	888,033
Foreign administrators	221,526	243,828

Subtotal	3,368,948	3,815,137
Allowance for doubtful accounts	(1,860,965)	(2,209,644)

Total	1,507,983	1,605,493

The Company monitors its past due accounts receivable and the balance of the allowance for doubtful accounts as of June 30, 2005 was mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses. Until June 30, 2004, the Company recognized an allowance for doubtful accounts as from the first day after maturity, gradually adjusting the provision until it reaches 100% of the provision for invoices overdue more than 120 days. This modification in the estimation process did not generate any material effects in the income statement for the semester.

The Company continues to work intensely in the management of invoicing processes and systems, collection and fraud as well as blocking calls to assure that defaulting or fraudulent customers do not use the network. These systems and processes have enabled greater control of expenses incurred in doubtful receivables by Embratel.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

15. Deferred and Recoverable Taxes

	Company		Consolidated

	June	March	June	March
	30, 2005	31, 2005	30, 2005	31, 2005

Deferred income tax and social contribution assets
Provision for write-off of property, plant and
equipment / accelerated depreciation	-	-	32,117	34,494
Tax losses carryforward	-	-	259,153	260,836
Negative basis of social contribution	-	-	82,349	82,938
Allowance for doubtful accounts	-	-	627,454	651,612
Goodwill on the acquisition of investment	-	-	4,495	6,743
COFINS/PIS – temporarily non-deductible	1,872	1,872	30,402	30,402
Other deferred taxes (provisions)	-	-	218,440	211,832

Subtotal	1,872	1,872	1,254,410	1,278,857

Withholding income tax (IRRF)	6,546	4,929	71,126	70,617
Recoverable income tax/social contribution	632	632	11,718	11,399
Value-added goods and services - ICMS	-	-	183,103	180,594
Income tax on net income - ILL	-	-	7,331	7,218
FUST (b)	-	-	69,010	67,136
FUNTTEL	-	-	1,498	1,446
Other	-	-	30,134	31,412

Total	9,050	7,433	1,628,330	1,648,679

Current	9,050	7,433	335,110	332,998

Noncurrent	-	-	1,293,220	1,315,681

a)Deferred income tax and social contribution

Deferred taxes were recorded on the assumption of future realization as follows:

- Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

- Goodwill on investment: realization will occur proportionally to the amortization of the goodwill from Star One, in a 5-year term, ending in 2006.

- Other temporary differences: realization will occur upon payment of the accrued provisions, and the effective write-off of underlying doubtful accounts or any other event which materialize the foreseen accounting loss.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

CVM Instruction No. 371 established for cumulative conditions to record and maintain deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution as follows:

  Presentation of a history of profitability on the basis of the generation of taxable income during at least three of the last five years or presentation of basic actions implemented for the future generation of taxable income; and
  Presentation of an expectation to generate future taxable income based on a technical feasibility study, which supports the realization of deferred tax assets within 10 years.

Studies conducted by the Company indicate full recovery of the amounts recognized by the subsidiaries within the period defined by this instruction.

The technical studies, which support the maintenance of the recorded amounts, correspond to Management’s best estimates regarding the Company’s projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, many considering the market in which the Company operates, there may be differences between the actual results and those shown in the financial projections.

The table below shows the schedule for realization of the deferred tax assets recorded by Embratel:

Year/Period

2005	53,882
2006	151,716
2007	161,216
2008	183,087
2009 to 2014	690,412

Total	1,240,313

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

The Company’s Management is monitoring the evolution of the deferred tax assets. Hence, should future analyses and forecasts indicate that profitability do not reflect the premises of the study, write-offs accounts should be considered. However, some measures have already been or are being taken by the Company’s Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

i) Better management of services to improve the quality of earnings and reduce the costs of default payments (Note 14);

ii) Ongoing efforts to leverage income and reduce operating costs; and

iii) Reduced financial charges through changes in the Company’s debt profile.

b) Recovery of FUST contribution

In December 2003, Anatel issued an official letter clarifying that the connection costs are deductible from the contribution calculation base of FUST – Telecommunications Systems Universalization Fund.

In the second quarter of 2004, Embratel, concluded a review of the calculation basis of the referenced contribution tax and recorded a corresponding credit in the amount of R$57,736, which were recorded the main amount of R$37,902 as “Other operating income, net”, and the compensatory interest of R$19,834, was recorded as “Financial income (expense)”. On June 30, 2005, these credits amounted to R$65,923 (R$64,147 on March 31, 2005). Additionally, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. have a total recorded recoverable amount of R$3,087 (R$2,989 on March 31, 2005).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

16. Investments

	Company

	June	March
	30, 2005	31, 2005

Investments - at equity
Embratel	5,197,517	4,739,349
AFAC	1,452,865	294,920
Other	10	10

	6,650,392	5,034,279
Negative goodwill on acquisition of investments
Vésper Holding S.A. and Vésper Holding São
Paulo S.A. (1)	(18,655)	(18,655)
Embratel (2)	(7,260)	-

Total	6,624,477	5,015,624

(1)	Since the negative goodwill on the acquisition of Vésper Holding S.A. and Vésper Holding São Paulo S.A. is not economically based, it will be amortized only in case of write-off or sale of the investment.

(2)	During the second quarter of 2005, the Company made a capital increase in the amounts proportionally higher than the minorities, at a price of R$308.18 per thousand share lot, less than a book value on that date, of R$1,291.87. As the negative goodwill is not economically based, it will be amortized only in case of investment write-off or sale.

As of June 30, 2005, were made advances for future capital increase of R$1,452,865 at Embratel (R$294,920 as of March 31, 2005). These funds arose from the advance for future capital increase made by Startel Participações Ltda. at the Company, in the same amount. Although the corporate documents for this transaction have not been formalized, this capital contribution was considered in the valuation of the investments. (Note 25).

Pursuant to Article 12 of CVM Instruction No. 247/96, the Company recorded a provision in current liabilities in the heading Other obligation, related to the capital deficiency of its subsidiaries Vésper Holding S.A. and Vésper Holding São Paulo S.A., totaling R$150,636 as of June 30, 2005 (R$98,441 as of March 31, 2005).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

17. Property, Plant and Equipment

		Consolidated

		June 30, 2005			March 31, 2005

	Annual
	depreciation/		Accrued
	amortization		depreciation/	Net book	Net book
	(%) rates	Cost	amortization	value	value

Switching equipment	10.00	2,812,954	(1,381,133)	1,431,821	1,477,740
Transmission equipment	5.00 to 20.00	9,295,135	(5,859,437)	3,435,698	3,545,350
Buildings and ducts	4.00	1,387,536	(761,891)	625,645	638,407
Land	-	196,170	-	196,170	196,231
Other assets
Sundry equipments (1)	10.00 and 20.00	798,443	(621,825)	176,618	192,155
Intangibles (2)	4.00 to 20.00	1,427,759	(929,626)	498,133	524,901
Telecommunications infrastructure	4.00, 5.00 and 10.00	792,910	(562,753)	230,157	230,912
Operating license (3)	20.00	28,942	(28,942)	-	964
Impairment of assets (4)	-	(1,349,076)	418,086	(930,990)	(998,339)
Construction in progress	-	981,364	-	981,364	721,297

Total		16,372,137	(9,727,521)	6,644,616	6,529,618

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	Software licenses and rights of way.

(3)
Refers to the cost of operating licenses (authorizations) acquired by the subsidiaries Vésper São Paulo S.A. and Vésper S.A. for engagement in the switched land line telephone services extended to public users in general, which types of services provided are to be on a private basis including intra-regional, domestic long distance calling in the regions I and II of the General Grant Plan (Decree No. 2,534/1998). Due to the Anatel’s Act No. 51,118/2005 (published on “Diário Oficial da União” on June 30, 2005), the licenses to operate switched fixed telephony services provided by Vésper S.A. and Vésper São Paulo S.A. on a domestic long distance were extinct by quitclaim. This quitclaim began necessaries to comply the Anatel Act No. 40,812/2003 (Note 1). In according to Anatel act No. 51,119/2005, the authorizations to operate switched fixed telephony services held by Vésper S.A. and Vésper São Paulo S.A. were consolidated with the authorizations hold by Embratel for operate the same type of service (Authorization term No.219/2002-SPB-Anatel), on May 27, 2005, and then, was made write-off of licenses on Vésper S.A. and Vésper São Paulo S.A..

(4)
On November 30, 2003, the Management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., on the basis of an assessment of the capacity to generate future cash flow, concluded that the values of their permanent assets had not been fully recovered and established a provision for the adjustment of the realization value of their permanent assets (property, plant and equipment, licenses and deferred assets). In December 2004, a new assessment was conducted which resulted in recognition of an additional provision in the amount of R$32,000.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of June 30, 2005, the Company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$927,751 (R$847,458 on March 31, 2005).

c) Construction of Star One C-1 and Star One C-2 Satellite

In 2001, Star One signed an agreement with Alcatel Alenia Space (“Alcatel”, formerly Alcatel Space Industries). The cost of the referred contract was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Due to modifications to the technical specifications of the satellite, the contract was amended and, in March 2004, the last amendment was signed, changing the total amount to US$212,100 and the new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The agreements began on September 30, 2003 and the term for placement of the satellite into orbit and delivery of the earth control station is 30 months. The launching is scheduled for the first semester of 2006.

The amendment establishes that in case of cancellation of the satellite Star One C-1 construction, Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

The amount related to this contract is recorded as construction in progress as of June 30, 2005 and totals R$431,030 (R$285,539 on March 31, 2005). As described on Note 21, part of construction is being financed.

In January 2005, Star One signed an agreement with Alcatel on the amount of US$152,200 for the construction and deliver in orbit of the Star One C-2 satellite, as well as the expansion of the earth control station. The total estimated investment amounts to US$195,000, including the launch insurance premium, credit insurance premium, contracted with Coface (“Compagnie Française d’Assurance pour lê Commerce Extérieur”), and others expenses necessary to the satellite’s construction. This satellite will have 44 transponders and will cover South America, Mexico and Florida. The launching is scheduled for the first quarter of 2007.

As described on Note 21, in June 2005, the subsidiary Star One signed a financing agreement for the construction of this satellite. To date, there is no release of resources and the Company has been paying to Alcatel through its own resources.

The amount related to this contract is recorded as construction in progress as of June 30, 2005 in the amount of R$64,960 (R$35,999 on March 31, 2005).

18. Deferred Assets

	Consolidated

	June	March
	30, 2005	31, 2005

Pre-operating expenses (1)	1,182	170,098
Goodwill (2)	102,426	102,426
Accumulated amortization (1)	(19,184)	(184,158)

Net book value	84,424	88,366

(1)	In the second quarter, the write-off of pre-operating expenses and the respective accumulated amortization in the subsidiaries Vésper S.A. and Vésper São Paulo S.A. was made, in the amount of R$168,916, because they are fully amortized.

(2)	This item refers to the goodwill paid by the former parent company of CT Torres on its acquisition of this company, which was later capitalized in CT Torres. This goodwill is based on an economic assessment report, and the amortization term for the aforementioned goodwill has been reduced from 10 to 6 years beginning on November 1, 2004.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

19. Accounts Payable and Accrued Expenses

	Consolidated

	June	March
	30, 2005	31, 2005

Suppliers	779,365	762,865
Foreign administrators	144,069	176,624
Consignments for third parties	136,391	136,069
Other	9,968	10,859

Total	1,069,793	1,086,417

20. Taxes and Contributions

	Company		Consolidated

	June	March	June	March
	30, 2005	31, 2005	30, 2005	31, 2005

Indirect taxes
ICMS (value-added tax)	-	-	273,930	290,613
PIS/COFINS (social/finance contributions)	-	1	33,935	32,625
PIS/PASEP – in suspension	-	-	151,164	147,600
PIS/COFINS – judicial deposit in court (1)	12,516	12,516	13,443	13,443
ISS (municipal service tax)	-	-	12,909	12,292
Other	24	27	11,887	14,535

Deferred tax liabilities
IRPJ and CSSL Law 8,200/91 – supplementary monetary
restatement	-	-	35,861	36,187
IRPJ – revenue of exportation	-	-	55,521	23,014
CSSL – revenue of exportation	-	-	19,987	8,285

Other – income taxes (2)	184	-	7,086	3,405

Total	12,724	12,544	615,723	581,999

Current	208	28	566,930	533,143

Noncurrent	12,516	12,516	48,793	48,856

(1)	In 1999, Embratel questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite this questioning, Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001. As from May, 2001, and based on case law, the Company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002 Provision Measure (MP) No. 66 was published which permitted the settlement of tax liabilities, which had been under legal dispute without carrying any fines. Embratel then decided based on this MP and on the petition filed in court, to settle the debt by presenting the taxes and contributions provided for in the amount of R$173,122, net from the corresponding court deposits of an equal amount.

(2)	This item mainly refers to the provision for income and social contribution taxes (estimate) and Withholding Income Tax – IRRF.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

21. Loans and Financing

	Consolidated

	June 30,			March 31, 2005

	Short term	Long term	Total	Short term	Long term	Total

Local currency
Commercial paper	-	-	-	1,062,566	-	1,062,566
Finame	7,558	9,628	17,186	7,506	11,397	18,903
ICMS Financing	1,336	30,320	31,656	1,316	28,988	30,304
Leasing	1,901	1,182	3,083	1,809	1,588	3,397

Total	10,795	41,130	51,925	1,073,197	41,973	1,115,170

Foreign currency
Bank loans	338,154	300,122	638,276	823,158	391,192	1,214,350
Foreign debt securities	2,266	420,134	422,400	27,675	733,205	760,880
C-1 Star One satellite
financing	2,053	148,139	150,192	782	127,944	128,726
Suppliers	1,872	-	1,872	2,122	-	2,122
Leasing	816	-	816	16,898	-	16,898
Exchange “Swap”	81,522	5,287	86,809	56,844	7,777	64,621

Total	426,683	873,682	1,300,365	927,479	1,260,118	2,187,597

Total of debt	437,478	914,812	1,352,290	2,000,676	1,302,091	3,302,767

As described in Note 22, the Company entered “swap” agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On June 30, 2005, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged or in local currency	360,861	82.5	70.34% CDI
Unhedged	76,617	17.5	US$ + 5.70%

Short term	437,478	100.0

Hedged or in local currency	245,971	26.9	63.23% CDI
Unhedged	668,841	73.1	US$ + 8.53%

Long term	914,812	100.0

Hedged or in local currency	606,832	44.9	67.46% CDI
Unhedged	745,458	55.1	US$ + 8.24%

Total debt	1,352,290	100.0

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

a) Repayment schedule

A breakdown of long-term amortization debt as of June 30, 2005 and the corresponding maturity dates are shown below:

Consolidated

2006	71,032
2007	153,809
2008	527,141
2009	57,025
2010 to 2013	105,805

Total	914,812

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	June	March
	30, 2005	31, 2005

US dollar	88.3	61.8
Euro	7.8	4.4
CDI – Interbank Certificate of Deposit	-	32.2
TJLP – Long Term Interest Rate	1.3	0.6
Reais	2.6	1.0

Total	100.0	100.0

c) Prepayment of refinancing

The Company continues with strategy of prepaid its debts, and begun this process in December 2003. In the first quarter of 2005, the Company prepaid R$236,596 (approximately US$87 million), which carried and approximate cost of Libor + 3.2% p.a. and a fixed cost of 9.9% p.a.

In the second quarter of 2005, the Company made a R$645,013 (approximately US$261 million) debt prepayment, as mentioned on topics e) and f) below. Resources arose from the capital increase by parent company and minority stockholders were used for the liquidation of this loans, in the amount of R$1.8 billion.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

d) Commercial paper

In November 2004, Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to substitute the debt arising from the refinancing agreement of March 2003.

In May 2005, the Company fully paid on the maturity not making use of the renewal option.

e) Foreign currency bank loan

In the fourth quarter of 2004, Embratel secured loans in the amount of US$165 million carrying one year maturities and three month Libor + 1.2% per annum interest rates.

New loans were obtained in January 2005 by Embratel, in the amount of US$60 million, maturing within one year, of which US$35 million accrues interest at the foreign exchange coupon + 1.2% p.a. and US$25 million at Libor + 1.2% p.a..

In June 2005, the Company has decided prepaid the loans contracted during the four quarter of 2004, in the amount of US$165 million, which maturities would be in November and December of 2005.

f) Foreign debt securities

In June 2004, Embratel conducted a “note” exchange offer in the amount of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued prior thereto were private and the new ones are public issues. The new notes carry the same terms as the securities issued previously, and have maturities in 2008 and carry an interest rate of 11% per annum.

In April 2005, the Company has decided prepaid of 35% of the emission value, limited amount of total liquidity as contractually preset. The payment amounted to US$96 million, that resulted in the loans’ contracts portfolio in the amount of US$178 million.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

g) Star One C-1 and Star One C-2 satellite financing

g.1) Star One C-1 satellite

In August 2003, the subsidiary Star One entered into a new financing contract for the manufacture of the Star One C-1 satellite with BNP Paribas (lead bank) and Sociéte Génerale, replacing the contract entered into in April 2002. The new financing of US$194,172 has a grace period of 38 months, with repayment in 14 semi-annual installments over 10 years. The interest rate during the grace period is Libor + 0.75% p.a. and during the repayment period is fixed at 3.93% p.a.

In June 2004, through a contractual amendment, the amount of the debt was changed to US$185,232, due to the reduction in the project cost and changes in the payment schedule. Through June 30, 2005, the draws totaled US$62,641.

g.2) Star One C-2 satellite

In June 2005, the subsidiary Star One sign a financial agreement with BNP Paribas and Sociéte Génerale to Star One C-2 satellite construction. The total amount was equivalent to US$136,535, in order to finance 85% of construction cost and 100% of the insurance premium agreed with Coface, with 27 months of grace period, 10 equal and consecutive semi-annual installments, resulting in a 7 years and 3 months contract, and the interest rate would be 4.09% p.a..

At June 30, 2005, there was no disbursement from the Banks.

g.3) Covenants

The subsidiary Star One shall comply with some financial covenants to the creditors bank institution of the financial Star One C-1 and C-2 satellite such as the ratio of total debt and income before taxes, interest, depreciation and amortization (“EBTIDA”). To date, Star One has complied with all covenants.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

h) ICMS Financing

     In September 2002, the subsidiary Vésper S.A. began financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during the 60 month period, and there is a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% per annum and a service fee equal to 1% of the each installment released. The Vésper S.A. used R$31,429 (R$30,096 on March 31, 2005) of the total line of credit and the total balance of R$31,656 on June 30, 2005 (R$30,304 on March 31, 2005).

i) Suppliers

In January 2005, the subsidiary Star One settled the financing contracts with Gilat Satelite Networks, totaling US$2.4 million.

Others suppliers’ financing were hired in foreign currency by the subsidiary Vésper S.A., for the purchase of equipment needed for providing telecommunications and data (internet) services.

j) Leasing

In April 2005, Embratel signed an agreement with UOL, by which UOL transferred the equipments, under lease contracts assumed as part of the acquisitio of Acessonet at the end of 2000, to Embratel. This transaction resulted in a R$15 million write-off in loans, with a correspondent credit to financial income.

k) Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially compressed of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

l) Covenants

Embratel is bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of the present date, are in compliance.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

22. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet and approximate market values.

a) General comments

Embratel carries out transactions with financial instrument designed to reduce the exposure to risks of fluctuation in currency and interest rates that usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is concluded through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In this sense, a system which is applies this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

c) Interest rate and currency swaps

Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreement

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	08/10/05 to 12/12/08	191,426	86,809	85,897

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap operations (hedge) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

- Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of June 30, 2005, which market values differ from their carrying values are shown below:

Consolidated

	June 30, 2005		March 31, 2005

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	1,352,290	1,216,909	3,302,767	3,063,969

23. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involve issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

It should also be noted that most issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

In accordance with CVM requirements and IBRACON Statement NPA No. 09, the Company discloses all contingent liabilities when the possibilities of loss are assessed as possible or remote. The Company discloses and records provision for the contingent liabilities evaluated as probable and reasonably estimated.

The table below states the amounts involved:

	Consolidated

	Probable		Possible

	June	March	June	March
Nature	30, 2005	31, 2005	30, 2005	31, 2005

Labor	88,800	90,865	93,651	78,861
Tax	239,838	209,828	1,968,478	1,947,629
Civil	166,151	159,461	184,092	195,748

Total	494,789	460,154	2,246,221	2,222,238

23.1. Labor contingencies

These contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

23.2. Tax contingencies

	Consolidated

	Probable		Possible

	June	March	June	March
Claims	30, 2005	31, 2005	30, 2005	31, 2005

ICMS (a)	232,639	202,637	1,165,254	1,144,405
Income tax on inbound	-
international income (b)		-	351,635	351,635
INSS (Brazilian Social Security	-
Institute) (c)		-	47,000	47,000
PIS (d)	-	-	160,723	160,723
COFINS (e)	-	-	240,915	240,915
Others (f)	7,199	7,191	2,951	2,951

Total	239,838	209,828	1,968,478	1,947,629

a) ICMS

Embratel has tax contingencies due to the non-payment of ICMS on international and other services considered by Embratel as exempted or nontaxable, as well as the offset of supposedly non-deductible credits. Part of these contingencies amounting to R$211,145 (R$202,550 on March 31, 2005), have been assessed as probable losses. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$902,275 (R$883,947 on March 31, 2005).

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, the subsidiary Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Convênio 126/98”). The Tax Department appealed to the Secretary of State Taxes, which is still pending judgment. With respect to the assessment related to Internet acess, the appeal to the second administrative level of Rio de Janeiro was still not judged.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of Star One and their legal advisors have evaluated the chances of loss in the cases as possible.

The subsidiaries Vésper S.A. and Vésper São Paulo S.A. has ICMS related assessments the amount of R$28,667 (R$4,739 on March 31, 2005), of which R$21,494 (R$87 on March 31, 2005) has been accrued in the financial statements and R$7,173 had the chances of loss evaluated as possible.

b) Income tax on inbound international income

Based on its legal advisor’s, opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Federal Revenue Agency (SRF) assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayer’s Council and the decision is still pending.

In June 1999, Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Embratel’s Management and legal counsel, consider the probability of loss as possible.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

c) INSS (Brazilian Social Security Institute)

On September 5, 2001, Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc.. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible.

d) PIS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70. The actual probability of loss in regard to the assessment has been classified as possible by the companies’ legal advisors.

In March 2005, the subsidiary Vésper S.A. received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

e) COFINS

In August 2001, Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Embratel appealed to a higher administrative level, which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by the companies’ legal advisors.

In March 2005, the subsidiary Vésper S.A. received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,315. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

f) Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency (SRF) for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951. The Company’s Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

On June 30, and March 31, 2005, the Company had a provision of R$5,541, related primarily to legal proceeding of the subsidiary Vésper S.A. seeking the non-payment of CPMF taxes on the conversion of certain foreign exchange contracts.

Additionally, the subsidiaries Vésper S.A and Vésper São Paulo S.A. filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of these subsidiaries and that of their legal counsels, the chances of loss in these cases have been classified as probable totaling R$1,658 as of June 30, 2005 (R$1,650 on March 31, 2005).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

23.3. Civil contingencies

	Consolidated

	Probable		Possible

	June	March	June	March
Claims	30, 2005	31, 2005	30 2005	31, 2005

Disputes with local operators (a)	2,608	2,410	43,349	43,349
Anatel and public institutions (b)	27,702	27,415	63,335	63,335
Disputes with third parties (c)	135,841	129,636	77,408	89,064

Total	166,151	159,461	184,092	195,748

a) Disputes with local operators

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,608 (R$2,410 on March 31, 2005). In another collection lawsuit in the amount of R$43,349, Embratel and its legal advisors believe that the chances of loss are possible and therefore no provision has been recorded.

b) Anatel and public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

Based on the same facts, Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,637, which are awaiting sentence. In another lawsuit, the state of Rio de Janeiro has filed a tax execution in a historical amount of R$8,500.

Embratel’s Management and its legal counsel assess the chances of loss as possible in the penalty required by Anatel and third parties. In relation to the tax execution from the state of Rio de Janeiro, Embratel and its legal counsel assess the chances of loss as probable. The restated amount totals R$9,424.

b.2) Administrative Suits for Noncompliance with Obligations (PADO's)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed PADO’s against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A.

The Company reports on the quality targets established by the plan through consolidated information provided by the areas responsible for the information being evaluated. When the targets are not attained, penalties are applied on based on initiation, instruction, processing and disclosure of definitive decision from the PADO's.

Despite the fact that the non-accomplishment of a certain goal might be considered a confession of its transgression, the company has been making efforts and carrying on arguments, successfully in some cases, to avoid penalties. Such arguments, which, most of the times, are technical and/or legal, may contribute to a meaningful reduction of the fine initially applied or to the conclusion of the PADO without the application of any penalty.

In spite of this, due to the opinion of these subsidiaries’ Management and respective legal counsels, the chances of loss related to the PADO's of subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A. were classified as probable and therefore provisions have been recorded in the amounts of R$14,105, R$1,806 and R$2,367, respectively (R$13,692, R$1,980 and R$2,319 as of March 31, 2005, in Embratel, Vésper S.A. and Vésper São Paulo, respectively).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

In relation to Embratel’s fines of R$10,698 (January to June 2000 and October 2000), no provisions were recorded since the chances of loss were classified as possible.

b.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary Vésper S.A., as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim. Due to the understanding of Management of the subsidiary Vésper S.A. and that of its legal advisors, on this matter, the chances of loss in this case are possible.

c) Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting from Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$20,187 (R$23,025 on March 31,2005).

Similarly, the subsidiary Vésper São Paulo S.A. was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary Vésper São Paulo S.A. recorded a provision for an updated amount of R$4,332 (R$4,789 on March 31, 2005).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

The subsidiaries Vésper São Paulo S.A. and Vésper S.A. recorded a provision related to judicial disputes with third parties in the amount of R$2,869 on June 30, 2005 (R$2,576 on March 31, 2005). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. Suits with losses classified as possible, amount to R$6,189 (R$7,829 as of March 31, 2005).

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In such lawsuits, with one exception, which charges have been suspended, Embratel deposited in court the amounts disputed and other damages awarded. These deposits totaled R$26,037 (R$25,709 as of March 31, 2005). In the opinion of the Management of Embratel, the chances of loss are probable in the total amount of R$62,310 (R$58,104 as of March 31, 2005).

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passageways for telecommunications equipment, the subsidiaries Embratel and Vésper S.A. filed a lawsuit and an injunction was granted. The subsidiaries Embratel and Vésper S.A. and its legal counsels understand that the chances of loss are remote.

The subsidiary CT Torres Ltda. is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations. In the opinion of the Management of the subsidiary and its legal counsels on this matter, the chances of loss are probable in the total amount of R$375.

The subsidiary CT Torres Ltda. is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management and its legal counsels the chances of loss in these cases are possible.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

Due to the unfavorable decisions of agreements reached, and, considering the assessment of its legal advisors, Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$22,874 (R$19,646 as of March 31, 2005). The suits in which losses were classified as possible amount to R$45,671 (R$55,687 as of March 31, 2005).

Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by Embratel.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, Embratel’s Management and its legal advisors classified the chances of loss as probable and have thus, in the amount of R$6,502 (R$6,352 as of March 31, 2005).

In the other condemnatory lawsuits of several natures, considering the late stage of the referred lawsuits and the opinion of legal advisers, Embratel understands that the probability of an unsuccessful outcome may be considered as probable, and the related up dated amounts total R$16,392 (R$14,679 on March 31, 2005). Other suits, considered as possible losses, total R$21,103, of which R$10,835 have been deposited in court.

The subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A., and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

24. Actuarial Liability – Telos

Embratel and the subsidiary Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Defined Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retired employees who are participants of the Defined Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued on December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

The sponsor contribution rate referring to the old plan (defined benefit plan) for the period of 2005 and 2004 is 19.8%, of the salary of the participants enrolled in this plan (7 participants on June 30, 2005). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

Statement of changes in actuarial liability:

	Consolidated

	June	March
	30, 2005	31, 2005

Actuarial liabilities in the beginning of the year	440,476	439,106
Charges and interest on actuarial liabilities	948	3,246
Actuarial adjustment – CVM Resolution 371	8,858	8,858
Payments made in the period (defined contribution plan)	(11,957)	(10,734)

Total	438,325	440,476

Current	65,893	66,697

Noncurrent liabilities	372,432	373,779

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

25. Shareholders’ Equity

a) Capital stock paid-in

The Company conclued the capital increase on May 3, 2005, approved by the Board of Directors at the meeting held on February 3, 2005 and ratified on February 23, 2005.

The authorized capital on June 30, and March 31, 2005 corresponds to 1 trillion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the first semester of 2005 amounts to R$4,096,713 (R$2,273,913 on March 31, 2005), comprised of 758,306,004 thousand shares (334,399,028 thousand shares on March 31, 2005), without par value and distributed as follows (in thousand share lots): 282,027,682 common shares (124,369,031 on March 31, 2005) and 476,278,322 preferred shares (210,029,997 on March 31, 2005).The book value per share of the outstanding shares as of June 30, 2005 (757,066,547 thousand shares) and March 31, 2005 (333,131,837 thousand shares) are R$8.57 and R$13.72, respectively per thousand share lot, expressed in reais.

b) Treasury shares

On June 30, 2005, the Company held 1,239,457 thousand of its own preferred shares in treasury (1,267,191 thousand preferred shares on March 31, 2005). In the first semester of 2005, 195,105 lots of one thousand shares were sold. The balance of treasury shares on June 30, 2005 is R$14,013 (R$14,326 on March 31, 2005).

The market value per thousand shares lot at the end of the first semester of 2005, expressed in reais, was R$4.88.

c) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

In December 2004, the adjusted net result basis for dividends distribution purposes was negative.

On December 31, 2004 Embratel recorded R$57,227 of interest on capital receivable and R$93,024 of dividends receivable, credited by Star One. Therefore, Star One’s retained earnings were fully distributed to its shareholders.

d) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

Number of purchase options of preferred shares (per thousand):

Open options on December 31, 2004	7,168,494

Options cancelled in 2005	(239,101)
Options sold in 2005	(195,105)

Open options as of June 30, 2005	6,734,288

Weighted average exercise price of the purchase options on June 30,
2005 (per thousands of shares, expressed in reais)	6.70

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the period, net for the half year period ended June 30, 2005 would decrease by R$1,777, totaling R$135,162.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

e) Reconciliation of net income of the Company to those of the Consolidated Financial Statements

The difference between net income of the Company and the consolidated results, refers to donations recorded in shareholders’ equity of the subsidiaries, in the amount of R$94 during the semester ended June 30, 2005 (R$997 as of June 2004).

f) Advances for future capital increases (“AFAC”)

On March 16, 2005 there was an advance for future capital increase of R$294,920, made by the Startel Participações Ltda., being fully capitalized on the second quarter of 2005, in addition to resources advanced during this period.

26. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Consolidated

	June	March
	30, 2005	31, 2005

ASSETS
Current
Accounts receivable (telephone traffic)
Techtel	47	169
Telmex – Brazil	860	1,250
BSE	962	720
ATL	6,046	1,704
Stemar	2,271	1,722
BCP	926	384
Tess	2,034	1,674
Telet	3,449	19
Albra	32	8
Americel	1,054	75

Accounts receivable (call center)
BSE	175	179
ATL	2,264	3,178
BCP	282	292
Tess	398	115
Telet	1,311	962
Americel	587	266

Foreign Administrators (telephone traffic)
Telmex – México	1,961	1,432
Telmex – Chile	612	455
Telmex – Argentina	802	883

Related parties
Telmex USA	721	2,509
Telmex – Brazil (loan) (2)	-	586
Stemar	1,061	320

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

	Consolidated

	June	March
	30, 2005	31, 2005

LIABILITIES
Current
Accounts payable (telephone traffic)
Telmex – Brazil	2,274	1,755
Telet	1,111	1,004
Americel	2,249	3,698
Tess	2,530	3,377
Algar	666	575
BCP	2,715	6,001
BSE	475	4,895
Stemar	92	750
Albra	499	1,040
ATL	255	915
Techtel	-	8

Foreign administrators (telephone traffic)
Telmex México	2,336	1,318
Telmex Chile	648	417
Telmex Argentina	558	700

Other Liabilities
Telmex USA	164	116

Loans – Inbursa Bank (3)	59,471	201,456

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

	Consolidated

	June 30,

INCOME	2005	2004

Operating income
Domestic traffic
Telmex – Brazil	21,353	-
BSE	9,467	-
ATL	42,632	-
Stemar	5,461	-
BCP	10,203	-
TESS	14,320	-
Telet	31,997	-
Albra	8,126	-
Americel	25,512	-
International traffic
Telmex – México	1,605	-
Telmex – Argentina	865	-
Telmex – Chile	535	-
Techtel	24	-
MCI (1)	-	45,786
Others (1)	-	491
Call Center
BSE	1,488	-
ATL	6,073	-
Stemar	2,527	-
BCP	1,349	-
TESS	944	-
Telet	4,506	-
Americel	3,762	-

Cost of services provided
Domestic traffic
Telmex – Brazil	(6,315)	-
Albra	(8,332)	-
Algar	(25,422)	-
Americel	(17,139)	-
BCP	(42,470)	-
BSE	(25,178)	-
Stemar	(7,613)	-
Telet	(34,073)	-
Tess	(18,228)	-
ATL	37	-
International Traffic
Techtel	(97)	-
Telmex – México	(1,803)	-
Telmex – Argentina	(612)	-
Telmex – Chile	(449)	-
MCI (1)	-	(32,294)
Others (1)	-	(372)

General and administrative
Proceda (1)	-	(928)
MCI (1)	-	(49)
ATL	(122)	-

Financial
Exchange fluctuation on the administrative fee - MCI (1)	-	(11)
Interest on loan – Telmex – Brazil (2)	25	-
Interest on borrowings – Inbursa Bank (3)	(15,475)	-

(1)	In July 2004, the disposal of the shareholding interest of MCI in the Company was concluded (Note 1)

(2)	Paid in June 2005

(3)	Interest rate: three month Libor + spread of 1.2% Maturity of principal: November 11, 2005 Guarantee: promissory note

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

(In thousands of Brazilian reais, unless otherwise indicated)

On the Company’s balance, there was only the loan started on August 31, 2004 with the subsidiary Palau Telecomunicações Ltda., that was fully paid on May 25, 2005 on the amount of R$49,955, whose liability on March 31, 2005 was of R$49,660.

27. Insurance (not subject to review by the independent auditors)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

28. Agreement with Operators

In June 2005, the subsidiary Embratel formalized an agreement with two mobile companies to settle disputes arising among the parties. As a result, a gain of R$48,730 was recorded in the consolidated statement of income in the first half of 2005, net of taxes, affecting the following accounts in the financial statements: trade accounts receivable, allowance for doubtful accounts, accounts payable and accrued expenses, other operating income, net, and income tax and social contribution expenses. The subsidiary Embratel’s management believes that this agreement will enable a better operating relationship with the referenced companies and, as it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes, bringing an enhanced ability to assess business among the parties.

29. Subsequent Event (Not subject to review by the independent auditors)

On August 5, 2005, the subsidiary Embratel executed a share purchase agreement with Portugal Telecom do Brasil S.A. (“PT Brasil”) by which PT Brasil will transfer to the subsidiary Embratel the total amount of shares representing 100% of the capital of Primesys Soluções Empresariais S.A. (“Primesys”), and all the rights resulting from and pertaining to those shares, upon receipt by PT Brasil of R$231,250 from the subsidiary Embratel, after the fulfillment of precedent conditions, among which is the approval by Anatel. The amount will be monetarily adjusted by the accumulated variation of the average rate of the Interbank Deposits – DI, calculated and disclosed by CETIP – Interbank Rate (CETIP-Taxa DI), as of the transaction closing date, as defined in the share purchase agreement.

EMBRATEL PARTICIPAÇÕES S.A.

     COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST SEMESTER OF 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Net Revenue

R$ million	2Q04	1Q05	2Q05	% Var	% Var	1H04	1H05	% Var
				YoY	QoQ			HoH

Net Revenues	1,806.8	1,896.3	1,859.1	2.9%	-2.0%	3,699.5	3,755.5	1.5%

Voice	1,165.7	1,231.9	1,181.3	1.3%	-4.1%	2,453.2	2,413.2	-1.6%
Data	431.9	447.3	438.2	1.5%	-2.0%	847.0	885.6	4.6%
Local services	154.9	149.3	167.7	8.3%	12.3%	291.3	316.9	8.8%
Other services	54.3	67.8	72.0	32.6%	6.2%	108.0	139.8	29.4%

Long Distance Voice Services

	2Q04	1Q05	2Q05	% Var	% Var	1H04	1H05	% Var
				YoY	QoQ

Domestic long distance revenue (R$ million)	978.0	1,040.3	1,012.5	3.5%	-2.7%	2,062.5	2,052.8	-0.5%
Domestic long distance traffic (million minutes)	3,116.0	2,987.3	3,094.8	-0.7%	3.6%	6,447.9	6,082.2	-5.7%

Exhibit 5	2Q04	1Q05	2Q05	% Var	% Var	1H04	1H05	% Var
				YoY	QoQ

International long distance revenue (R$ million)	187.7	191.5	168.8	-10.1%	-11.9%	390.7	360.4	-7.8%
International long distance traffic (million minutes)	375.2	594.9	599.9	59.9%	0.8%	753.6	1,194.8	58.6%

Domestic Long Distance

In the second quarter of 2005, domestic long distance traffic totaled 3,095 million minutes, a gain of 3.6 percent compared with the first quarter 2005.

Domestic long distance revenues were R$1,013 million, a 3.5 percent increase compared with the second quarter of 2004, benefiting from tariff increases which occurred in the second half of 2004. Compared with the first quarter of 2005, domestic long distance revenues decreased 2.7 percent as a result of lower average revenue per minute due to the competitive environment.

Year-to-date, domestic long distance revenues were R$2,053 million, flat compared with the prior-year period.

EMBRATEL PARTICIPAÇÕES S.A.

     COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST SEMESTER OF 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

International Long Distance

International long distance traffic totaled 600 million minutes, flat compared with the previous 2005 quarter but up 59.9 percent from the year-earlier quarter because of higher inbound traffic.

Year-over-year, second quarter international long distance revenues fell 10.1 percent to R$169 million due to tariff declines and the effect of the Real’s appreciation. Compared with the first three months of the year, second quarter international long distance revenues decreased 11.9 percent due to the effect on inbound revenues of the appreciation of the Real to the US dollar.

In the first half of 2005, international long distance revenues declined 7.8 percent to R$360 million reflecting lower tariffs and local currency appreciation.

Data Communications

	2Q04	1Q05	2Q05	% Var	% Var
Thousands				YoY	QoQ

64 Kbits line equivalents	762.1	1,118.4	1,221.2	60.2%	9.2%

In the second quarter of 2005, 102.8 thousand 64kbits line equivalents were added. At the end of June 2005, Embratel had 1,221.2 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 60.2 percent.

	2Q04	1Q05	2Q05	% Var	% Var	1H04	1H05	% Var
R$ million				YoY	QoQ

Net data communications	431.9	447.3	438.2	1.5%	-2.0%	847.0	885.6	4.6%

Embratel's second quarter data communications revenues were R$438 million, a year-over-year increase of 1.5 percent. Compared with the first quarter of 2005, data revenues declined 2.0 percent due to a one-time R$9 million revenue recorded for Internet services provided which occurred in the first quarter of 2005. Excluding that amount, data revenues would have been flat quarter to quarter.

In the first half of 2005, data revenues rose 4.6 percent to R$886 million.

EMBRATEL PARTICIPAÇÕES S.A.

     COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST SEMESTER OF 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Local Revenue

Exhibit 6	2Q04	1Q05	2Q05	% Var	% Var	1H04	1H05	% Var
R$ million				YoY	QoQ

Local services	154.9	149.3	167.7	8.3%	12.3%	291.3	316.9	8.8%

Revenues from local services gained 8.3 percent to R$168 million compared with last year’s second quarter due to the growth in the customer base and local traffic. Compared with the first quarter of 2005, local revenues rose 12.3 percent reflecting a growing corporate customer base, higher traffic and increased handset sales. Growth of the customer base and local traffic also produced an 8.8 percent increase to R$317 million in the first half of 2005.

Operating Income

R$ million	2Q04	1Q05	2Q05	% Var	% Var	1H04	1H05	% Var
				YoY	QoQ			HoH

Net Revenues	1,806.8	1,896.3	1,859.1	2.9%	-2.0%	3,699.5	3,755.5	1.5%

Cost of services	(1,274.4)	(1,237.9)	(1,303.0)	2.2%	5.3%	(2,529.8)	(2,540.9)	0.4%
Operating income (expense)	(474.6)	(464.6)	(401.3)	-15.4%	-13.6%	(956.5)	(865.9)	-9.5%

Financial Income (Expense) and taxes
(Ebit)	57.8	193.8	154.9	168.0%	-20.1%	213.2	348.6	63.5%
Depreciation / Amortization	289.5	270.8	267.1	-7.7%	-1.4%	582.5	537.9	-7.7%

Operating Income before Financial Income
(Expense), Taxes, Depreciation and
Amortization (EBTIDA)	347.3	464.6	422.0	21.5%	-9.2%	795.7	886.6	11.4%

Ebtida margin	19.2%	24.5%	22.7%	3,5	-1,8	21.5%	23.6%	2,1

Interconnection costs rose to R$894 million in the second quarter, an increase of 5.4 percent compared with the second quarter of 2004. On a sequential-quarter basis, interconnection increased 3.0 percent due to traffic growth. The telco ratio rose to 48.1 percent of net revenues in the second quarter compared with 45.7 percent in the first quarter of 2005. The higher telco ratio reflected a lower average revenue per minute.

Year-to-date, interconnection costs were R$1,761 million, up 4.2 percent.

EMBRATEL PARTICIPAÇÕES S.A.

     COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST SEMESTER OF 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Year-over-year cost of services (excluding interconnection) rose 2.4 percent mainly due to higher energy, transport of equipment and equipment inventory costs. Compared with the first three months of 2005, cost of services (excluding interconnection) rose 28.4 percent to R$183 million. The main factor in the increase were higher third party expenses related to data and local service installations since the company has been increasing the number of customers. During the quarter, cost of services increased due to more handset sales because of the growth in the wireless local loop customer base.

Year-to-date, cost of services excluding interconnection were R$325 million declining 4.2 percent compared with the first half of 2004 due to lower handset sales.

Selling expenses were R$200 million in the second quarter of 2005, a decline of 7.0 percent due to a lower provision for doubtful accounts compared with the year-ago quarter. Compared with the first quarter of 2005, selling expenses declined 11.6 percent. The decrease was entirely due to a reduction in the provision for doubtful accounts. Continued efforts to solve various billing issues related to mobile originated long distance calls have led to agreements between Embratel and certain mobile operators and improvement in collection of co-billed mobile revenues which enabled Embratel to record a non-recurring lower allowance for doubtful accounts. A complete solution of these issues will require continued effort by the company.

In the first half of 2005, selling expenses declined 1.1 percent to R$426 million.

General & administrative expenses were R$193 million, decreasing 38.8 percent from the second quarter of 2004. Excluding a retention plan payment of R$92 million in the second quarter of 2004, general and administrative expenses declined 13.5 percent mainly due to actions taken by management to reduce third party and personnel expenses. Compared with the first quarter of 2005, general and administrative expenses increased 3.2 percent.

For the first half of 2005, general and administrative expenses declined 31.4 percent to R$380 million. Excluding retention payments, general and administrative expenses dropped 17.7 percent.

EBITDA, EBIT and Net Income

Compared with the second quarter of 2004, EBITDA increased 21.5 percent to R$422 million. The EBITDA margin rose to 22.7 percent from 19.2 percent a year-ago. Compared with the first quarter of 2005, EBITDA declined 9.2 percent.

EMBRATEL PARTICIPAÇÕES S.A.

     COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST SEMESTER OF 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

For the first half of 2005, EBITDA increased 11.4 percent to R$887 million compared with the year-ago period.

Operating income (EBIT) was R$155 million in the second quarter, improving 167.8 percent compared with the second quarter of 2004 but down 20.1 percent compared with the first quarter of 2005. Year-to-date, operating income was R$349 million, an increase of 63.5 percent compared with the first half of 2004.

“Net Financial Expense”, including monetary and exchange variation, was positive by R$7.2 million due to a 11.8 percent appreciation of the Real to the US dollar and resulting exchange gains on the company’s unhedged foreign currency debt. Year-over-year and year-to-date, the company benefited from the effect of the appreciation of the Real on its foreign currency debt as well as overall debt reduction.

Net income rose to R$94 million in the second quarter of 2005 compared with R$43 million in the first quarter of 2005. In the first half of 2005, net income was R$137 million.

Financial Position

At June 30, cash position was R$671 million. Embrapar ended the quarter with a total outstanding debt of R$1.4 billion and net debt of R$682 million. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$438 million. During the quarter, Embrapar received R$1.8 billion from the capital increase that took effect on May 23, 2005 and used the funds to redeem 35 percent of the outstanding guaranteed notes (approximately R$275 million), paid down R$1.0 billion of local commercial paper and pre-paid US$165 million of short -term debt.

	Mar 31, 2005				Jun 30, 2005

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt
Hedged and reais short term debt	1,414.3	70.7%	98,14% CDI	up to 1,0 year	360.9	82.5%	70,34% CDI	up to 1,0 year
Unhedged short term debt	586.4	29.3%	US$ + 2,93%	up to 1,0 year	76.6	17.5%	US$ + 5,70%	up to 1,0 year
Total short term debt	2,000.7	60.6%			437.5	32.4%

Hedged and reais long term debt	299.1	23.0%	71,10% CDI	up to 4,8 years	246.0	26.9%	63,23% CDI	up to 4,9 years
Unhedged long term debt	1,003.0	77.0%	US$ + 9,65%	up to 8,7 years	668.8	73.1%	US$ + 8,53%	up to 8,5 years
Total long term debt	1,302.1	39.4%			914.8	67.6%

Hedged and reais total debt	1,713.4	51.9%	93,42% CDI	up to 4,8 years	606.9	44.9%	67,46% CDI	up to 4,9 years
Unhedged total debt	1,589.3	48.1%	US$ + 7,17%	up to 8,7 years	745.4	55.1%	US$ + 8,24%	up to 8,5 years
Total debt	3,302.8	100.0%	US$ + 5,08%	up to 8,7 years	1,352.3	100.0%	US$ + 4,87%	up to 8,5 years

EMBRATEL PARTICIPAÇÕES S.A.

     COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST SEMESTER OF 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Capex

Total capital expenditures in the second quarter of 2005 were R$378 million. The breakdown is as follows: local infrastructure, access and services– 21.0 percent; data and Internet services – 17.5 percent; network infrastructure – 2.4 percent, others – 10.7 percent, and Star One – 48.4 percent. In the first half of 2005 capital expenditures were R$596 million.

Possible Acquisitions

On May 23, 2005 Embrapar’s Board of Directors authorized the company to conduct studies in order to determine whether it would be advantageous to the company to acquire from Telmex a controlling stake in Telmex do Brasil and 37.1% participation in Net Serviços. Additionally, the Board stated that should these acquisitions occur, they should be made through another capital increase at Embrapar with the issuance of new ordinary shares. Embrapar is in the process of conducting these studies.

Capital Increase

On May 23, Embrapar concluded a R$1.8 billion capital increase raising the company’s capital base from R$2.3 billion to R$4.1 billion and the total number of outstanding shares to 758.3 billion (282 billion ordinary and 476.3 billion preferred). Under the company’s current ownership structure, Telmex is the controlling shareholder with 63.9 percent (95.1 percent ordinary and 45.4 percent preferred) and, excluding treasury stock, the remaining 35.9 percent is market float.

EMBRATEL PARTICIPAÇÕES S.A.

     COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST SEMESTER OF 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

	Quarter ending		Six months ending
Embratel Participações SA

Consolidated Statement of Cash Flow - Corporate Law	1Q05	2Q05	1H04	1H05
R$ million
Cash provided by operating activities
Net income/(loss) - cash flow	43,3	93,6	(59,6)	136,8
Depreciation/amortization	270,8	267,1	582,5	537,9
Exchange and monetary (gains)/gosses	4,1	(222,5)	211,9	(218,4)
Swap hedge effects	18,5	84,8	(18,1)	103,3
Minority Interest - cash flow	11,4	10,5	15,1	21,9
Loss on permanent asset disposal	0,4	6,9	25,8	7,3
Other operating activities	(5,8)	(6,6)	(14,7)	(12,4)
Changes in current and noncurrent assets and liabilities	(113,2)	86,9	(277,7)	(26,3)
Net cash provided by operating activities	229,5	320,7	465,2	550,2

Cash flow from investing activities
Additions to investments/goodwill	-	-	(0,8)	-
Additions to property, plant and equipment	(217,5)	(378,4)	(324,5)	(595,9)
Deferred fixed assets - cash flow	-	-	(100,4)	-
Net cash used in investing activities	(217,5)	(378,4)	(425,7)	(595,9)

Cash flow from financing activities
Loans obtained and repaid	(167,7)	(1.644,4)	(617,1)	(1.812,1)
Swap hedge settlement	(41,0)	(62,6)	(57,3)	(103,6)
Dividends paid	(0,0)	(23,3)	(101,9)	(23,3)
Advances for future capital increase	294,9	1.527,9	-	1.822,8
Other financing activities	0,4	0,1	(13,8)	0,5
Net cash used in financing activities	86,6	(202,3)	(790,2)	(115,7)

Increase in cash and cash equivalents	98,7	(260,1)	(750,7)	(161,4)
Cash and cash equivalents at beginning of period	832,0	930,7	1.719,5	832,0

Cash and cash equivalents at end of period	930,7	670,6	968,8	670,6

EMBRATEL PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A – EMBRATEL

For the semester ended June 30, 2005 and 2004

(In thousands of Brazilian reais, except for income per thousand shares)

	Unaudited,

	June 30,

	2005	2004

GROSS OPERATING REVENUE
Telecommunications services	4,847,332	4,674,496
Gross revenue deductions	(1,167,332)	(1,123,777)

Net operating revenue	3,680,000	3,550,719
Cost of services	(2,462,112)	(2,355,614)

Gross profit	1,217,888	1,195,105

OPERATING INCOME (EXPENSE)	(802,939)	(912,818)

Selling expenses	(410,148)	(421,789)
General and administrative expenses	(434,090)	(595,316)
Other operating income, net	41,299	104,287

OPERATING INCOME BEFORE
FINANCIAL EXPENSE, NET	414,949	282,287
Financial expense, net	(75,212)	(317,774)

OPERATING INCOME (EXPENSE)	339,737	(35,487)
Extraordinary non-operating income – ILL	-	106,802
Other non-operating income (expense), net	9,589	(8,093)

INCOME BEFORE TAXES AND MINORITY INTEREST	349,326	63,222
Income tax and social contribution	(132,581)	(40,580)
Minority interest	(19,730)	(14,989)

NET INCOME FOR THE PERIOD	197,015	7,653

QUANTITY OF SHARES (IN THOUSANDS)	5,737,806	4,723,844

NET INCOME PER THOUSAND SHARES IN R$	34.34	1.62

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.